Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sonic Automotive, Inc.:

We consent to the use of our reports dated February 24, 2017, with respect to the consolidated balance sheets of Sonic Automotive, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Sonic Automotive, Inc.

/s/ KPMG LLP

Charlotte, North Carolina

April 27, 2017